December 27, 2007

Ms. Michele M. Anderson,
Legal Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549.

Re:	EchoStar Holding Corporation Registration Statement on Form 10-12B/A File No. 001-33807

Dear Ms. Anderson:
          On behalf of EchoStar Holding Corporation (the “Company”), we have set forth below the Company’s responses to the comments contained in the Staff’s comment letter, dated December 26, 2007, relating to the registration statement on Form 10 (File No. 001-33807) (the “Registration Statement”) filed by the Company on December 26, 2007. As we discussed with Mr. John Harrington, subject to any further discussions with the Staff, the following proposed responses will be reflected in Amendment No. 3 to the Registration Statement (the “Amendment”). Attached to this letter are proposed changed pages to the Registration Statement that would be reflected in the Amendment, subject to discussions with the Staff. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.
          The Company very much appreciates the efforts being made by the Staff to assist it and EchoStar Communications Corporation (“ECC”) in their efforts to be in a position to distribute shares of the Company’s common stock to ECC’s shareholders on January 1, 2008, with trading in those shares to commence on January 2, 2008.
          Except as otherwise specifically noted in this letter, the information provided in response to the Staff’s comment letter has been supplied by the Company, which is solely responsible for it. The Company also acknowledges that the Staff’s comments or any

Ms. Michele M. Anderson	-2-
changes in the disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. The page references in the Staff’s comments refer to page numbers in the Preliminary Information Statement included in the Registration Statement filed on December 26, 2007. The page references in the responses to the Staff’s comments refer to page numbers in the proposed changed pages to the Registration Statement.
Exhibit 99.1 Information Statement
Adjustments to Pro Forma Combined Statements of Operations, page 51
1.	Staff Comment: We note your response to our prior comment 4. Please disclose that you do not “currently expect that the $1 billion cash contributed by ECC in connection with the spin-off will be required to fund future working capital requirements. The Company expects that following the spin-off, working capital requirements will be funded primarily by cash flow generated from operations.”

Response: The Company acknowledges the Staff’s comment and has updated pages 52 and 66 of the Preliminary Information Statement to include the disclosure requested by the Staff.

2.	Staff Comment: We note your response to prior comment 5. Please revise to incorporate your response.

Response: The Company acknowledges the Staff’s comment and has updated page 53 of the Preliminary Information Statement to include the disclosure requested by the Staff.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54
Executive Overview, page 54
3.	Staff Comment: Based on the Unaudited Pro Forma Combined and Adjusted Statements of Operations for the nine months ended September 30, 2007 on page 48, it appears from the “Pro Forma Spin Adjustment” column to the line item “Equipment and other sales — ECC” and the accompanying footnote (a) that the agreed upon margin is approximately 13%. Explain why, given this disclosure, you believe additional competitive harm would result from additional disclosure about the agreed upon margin in your MD&A. Also explain why you believe all material information about the margin has been disclosed, that further disclosure in your MD&A is not necessary to clarify your pro forma financial information and that quantified disclosure is not required pursuant to Item 404(a) of Regulation S-K.

Ms. Michele M. Anderson	-3-
Response: The Company acknowledges that, as a consequence of its efforts to provide clear and complete disclosures in its pro forma financial statements and the requirement that historical financial statements reflect equipment sales to ECC at historic cost, a reader of the information statement may be able to calculate an implied margin from the data included in the columns to the pro forma income statement. The Company does not believe, however, that a reader’s ability to calculate this average implied margin, which applies on a pro forma basis to all equipment sold to ECC in the relevant periods detracts from the Company’s position that specific disclosure of contractual pricing or margins would be competitively harmful. The Company believes that disclosure of specific contractual margins or prices for its products or for categories of products would be used by prospective new customers for its set-top box business as a price ceiling in negotiations regarding terms. Such disclosure may also restrict the Company’s ability to respond to market conditions by providing incentives or other terms to ECC in the future if those responses were deemed to be material changes to the terms of a material contract. Finally, the implied margins derived from the pro forma financial statements do not provide customers with visibility into pricing or margins for individual products or categories of products sold to ECC and therefore do not, in the Company’s judgment, present the same degree of risk of competitive harm.

The Company has in response to comment No. 4 below expanded the disclosure in its MD&A overview to provide more information on how it expects margins on sales of equipment to ECC to be addressed in the future. The Company believes that its disclosures, including MD&A, its pro forma financial statements and its risk factors with respect to its set-top box business, provide all material information, including margin information, with respect to the Company’s business.

4.	Staff Comment: Please expand your overview to clarify how the margin for purchases of set-top boxes will be determined. We note that Section 4.1 of the Form of Receiver Agreement filed as Exhibit 10.26 does not reflect pricing at a fixed percentage of cost. Rather, the Receiver Agreement states that the parties shall mutually agree upon fair market value pricing and provides for a dispute resolution mechanism. If the parties have already agreed upon pricing representing a fixed percentage of cost, explain to us where that agreement is reflected. If it is not filed as an exhibit, explain to us why not.

Ms. Michele M. Anderson	-4-
Response: The Company acknowledges the Staff’s comment and has revised the MD&A overview disclosures on pages 54-55 of the Preliminary Information Statement to more fully describe how margins for set-top box sales to ECC will be determined. Supplementally, the Company advises the Staff that the Company expects that the margins earned on equipment sales to ECC will not represent a single margin percentage applied to all products sold to ECC but conversely will vary from product to product or by product categories based on a number of factors, including the Company’s capital requirements, research and development expenses and other investments, incurred in connection with providing the relevant equipment which affect the performance capabilities and technical specifications of that equipment.

The Company and ECC have reached an initial understanding reflected on a spreadsheet with respect to initial margins on the equipment being supplied to ECC. However, as disclosed on pages 54-55 of the Preliminary Information Statement, the Company expects that these understandings will change from time to time as conditions in the Company’s equipment business and ECC’s pay-TV business evolve.
Liquidity and Capital Resources, page 65
5.	Staff Comment: We note your revisions in response to comment eight of our letter dated December 21, 2007. Please further revise to distinguish between your short term and long term cash requirements (including quantified disclosure to the extent practicable).

Response: The Company acknowledges the Staff’s comment and has updated page 66 of the Preliminary Information Statement to include the disclosure requested by the Staff.
Compensation Discussion and Analysis, page 92
Weighting and Selection of Elements of Compensation, page 94
Incentive Compensation, page 95
6.	Staff Comment: We note your response to the additional CD&A comments. Since you have provided information regarding ECC’s compensation policies and compensation to your named executive officers to provide insight into your expected policies and compensation following the spin-off, we believe that your disclosure of ECC policies and ECC compensation to your named executive officers should comply with Regulation S-K Item 402. Therefore, provide enhanced disclosure regarding how ECC determines its particular levels and forms of compensation. Additionally, provide enhanced disclosure about performance targets related to ECC’s incentive compensation.

Ms. Michele M. Anderson	-5-
Response:

Provide enhanced disclosure regarding how ECC determines its particular levels and forms of compensation.

The Company has revised pages 94-95 of the Preliminary Information Statement to clarify how ECC sets the levels and particular forms of compensation for each of its named executive officers.

Additionally, provide enhanced disclosure about performance targets related to ECC’s incentive compensation.

As disclosed in the Company’s CD&A, in many instances the Company’s CD&A refers to the compensation policy applied by ECC to the Company’s named executive officers as the Company expects ECC’s compensation policy to be substantially similar to the Company’s expected compensation policy. Nonetheless, one area in which the Company’s expected compensation policy will necessarily be different from ECC’s policy is in the provision of performance-based compensation. First, the Company’s business will be substantially different from the core pay-TV business that ECC will retain following the spin-off. In particular, disclosure about performance targets used by ECC for incentive compensation would not be applicable to the Company because these targets were structured and determined solely to incentivize employees to reach targets applicable to the integrated pay-TV business (and not to any particular component of that business, such as those businesses and assets being distributed to the Company). In light of this, the Company does not believe that disclosure of performance targets that were based on consumer pay-TV performance targets would be relevant to an evaluation of the Company’s expected compensation policy for its executive officers. The Company has not yet developed incentive compensation programs that will apply to its executive officers subsequent to the spin-off in part because the Company has not yet determined appropriate performance targets for its business.

Ms. Michele M. Anderson	-6-
Certain Intercompany Agreements, page 109
7.	Staff Comment: In response to our prior comment 15, we note you have removed the references to fair market value pricing and replaced those references with disclosure referring to fees based on a fixed percentage of cost in several cases. However, at least with respect to the forms of Broadcast Agreement and Receiver Agreement filed as Exhibits 10.26 and 10.27 to your Form 10, respectively, pricing does appear to be based on mutually agreed upon fair value. Refer to Section 9 of the Broadcast Agreement and Section 4.1 of the Receiver Agreement, for example. Please advise. Further revise to clarify how the parties will determine the fees payable.

Response: The Company respectfully directs the Staff to the Company’s responses to the Staff’s comments Nos. 3 and 4. Furthermore, in response to the Staff’s comment, the Company has updated pages 111-117 of the Preliminary Information Statement.
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          The Company is grateful for the Staff’s continued assistance in this matter and its efforts to assist the Company in making the important timeline to complete the spin-off by January 1, 2008. The Company looks forward to continuing to work with the Staff, with the hope that the Staff will be able to complete its review of the Registration Statement and declare the Registration Statement effective on or about December 27, 2007.

Ms. Michele M. Anderson	-7-
          If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620.

Very truly yours,
/s/ Scott D. Miller
Scott D. Miller

cc:	Michael Henderson Dean Suehiro John Harrington (Securities and Exchange Commission)

Bernard L. Han R. Stanton Dodge Robert F. Rehg (EchoStar Communications Corporation)

Manny J. Fernandez Blaine Versaw (KPMG LLP)

Daniel G. Dufner (White & Case LLP)